

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

May 17, 2010

Rick R. Holley
Chief Executive Officer
Plum Creek Timber Company, Inc.
999 Third Avenue, Suite 4300
Seattle, Washington 98104

Re: Plum Creek Timber Company, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 001-10239

Dear Mr. Holley:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Properties, Page 16

1. In future filings please provide more complete disclosure regarding your real estate interests. For example, you should indicate the geographic areas in which you propose to acquire real estate or interests in real estate. Also provide information regarding the location and general character of any material properties you own. In addition, please disclose the nature of your title or interest in such properties and describe in greater detail all material mortgages, liens or other encumbrances against such properties. Please tell us how you intend to comply.

Exhibits, Financial Statement Schedules, page 133

2. Refer to the Form of Primary Insurance Policy which is included as Exhibit 10.5 to your Form 10-K. We note that the agreement, as filed, omits schedules and exhibits to the agreement. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreement or tell us why you believe this information is no longer material to investors.

3. We note your disclosure on pages 4 and 5 of your Form 10-K that you have entered into several log supply agreements which require you to supply a specified volume of time to certain manufacturing facilities in the U.S. and Canada. Please file these agreements as exhibits in accordance with item 601(b)(10) of Regulation S-K or in the alternative please explain why these agreements should not be filed.

Proxy Statement on Schedule 14A, filed March 30, 2010

Security Ownership of Certain Beneficial Owners and Management, page 15

4. We note your disclosure on page 15 that the amounts shown do not include restricted stock units held by executive officers. Please explain your basis under Rule 13d-3 for excluding restricted stock units from your beneficial ownership table.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 if you have questions regarding the processing of your response as well as any questions regarding comments on your Form 10-K.

Sincerely,

Tom Kluck
Attorney-Advisor

cc: David W. Lambert
       Plum Creek Timber Company, Inc.
       Via Facsimile: (206) 467-3790